UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the period of December 2007

Commission File Number: 0-51212

----------------------------------------------------

(Translation of registrant's name into English)

JET GOLD CORP.

Suite 1102, 475 Howe Street, Vancouver, B.C. V6C 2B3

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Documents Included as Part of this Report

Exhibit No.	Document
1	News Release dated December 3, 2007
2.	Material Change Report Dated December 3, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 31, 2007	Jet Gold Corp. Signed: Robert L. Card ----------------------------------- Name: Robert L. Card, Title: President

Jet Gold Corp

Suite 1102 - 475 Howe Street

Vancouver, BC   V6C 2B3

Telephone (604) 687-7828

Facsimile (604) 687-7848

jetgoldcorp@shaw.ca

www.jetgoldcorp.com

NEWS

FOR IMMEDIATE RELEASE

Jet Gold Acquires Kshish Molybdenum property

December 3, 2007, Robert L. Card, President, Jet Gold Corp. (TSX-V: JAU) is pleased to announce that the Company has acquired the Kshish Molybdenum (“Kshish “) property near Terrace, British Columbia, Canada.  The property is located 15km northeast of the town of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road.  As well the access road to the Kshish property is within one kilometre of the Canadian National rail line.  The Kshish property covers an area of 4,082 hectares and ranges in elevation from 400m to 1500m.

The terms of acquisition call for a cash payment of $25,000 and the issue of up to 500,000 common shares over time and bonus of 300,000 shares if the Kshish property goes into production.  The agreement is subject to approval by the TSX Venture Exchange.

The core property, 730 hectares, consists of molybdenum geochemical anomalies occurring over approximately five kilometres and a large block of additional claims, 3,352 hectares, staked by Jet Gold in October on the recommendation of Alex Burton, P.Geo.  Mr. Burton recommended the staking of this additional ground based on observed conditions as well as anomalous BC Geologic Survey geochemical samples located further to the northwest on Lean-to Mountain.

The Kshish property was discovered in 1966 and sat unnoticed until new logging roads were built into the area which exposed significant amounts of bed rock.  Exposures along these roads prompted a review of the 1960’s exploration work.  This exploration work, undertaken in 1967 and 1968 for Amax Exploration, included 675 geochemical samples.  The results of this work were summarized in a non National Instrument 43-101 compliant report titled, “Geological and Geochemical Report on the Mt. Vanarsdoll Property Nar Claims, Gambardella & Allan 1968 ARIS 1661”.  The report identified two zones of anomalous molybdenum values.

Based on this, Jet Gold is currently planning an exploration program to begin in the first half of 2008 which will include stream sediment sampling for the entire area as well as prospecting and Geologic mapping with a view to establishing diamond drill targets.

A preliminary assessment suggests that the early-stage Kshish Property has geological characteristics similar to the Shan Property, held by BCM Resources, which is located some 12 kilometres to the northeast.  Significantly, the Shan and Shan North showings straddle the contact between older Hazelton volcanic rocks and a newer intrusive body.  This is the same contact covered by the Kshish Property.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Geo.,  P.Eng., a qualified person under the definitions established by National Instrument 43-101.

On behalf of the Board of Directors

Jet Gold Corp

“Robert L. Card”

Robert L. Card

President

Investor Contact:

Robert L. Card

Jet Gold Corp.

604-687-7828

Robertcard@shaw.ca

www.jetgoldcorp.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Jet Gold Corp. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof, and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

_____________________________________________________________________________________________________________________

Form 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

Jet Gold Corp.

(“Jet Gold” or the "Company")

1102 – 475 Howe Street

Vancouver, BC   V6C 2B3

ITEM 2

DATE OF MATERIAL CHANGE

November 30, 2007

ITEM 3

PRESS RELEASES

Issued December 3, 2007 at Vancouver, BC

ITEM 4

SUMMARY OF MATERIAL CHANGE

Jet Gold acquired the Kshish Molybdenum (“Kshish “) property near Terrace, British Columbia, Canada.

ITEM 5

FULL DESCRIPTION OF MATERIAL CHANGE

Jet Gold has acquired the Kshish Molybdenum (“Kshish “) property near Terrace, British Columbia, Canada.  The property is located 15km northeast of the town of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road.  As well the access road to the Kshish property is within one kilometre of the Canadian National rail line.  The Kshish property covers an area of 4,082 hectares and ranges in elevation from 400m to 1500m.

The terms of acquisition call for a cash payment of $25,000 and the issue of up to 500,000 common shares over time and bonus of 300,000 shares if the Kshish property goes into production.  The agreement is subject to approval by the TSX Venture Exchange.

The core property, 730 hectares, consists of molybdenum geochemical anomalies occurring over approximately five kilometres and a large block of additional claims, 3,352 hectares, staked by Jet Gold in October on the recommendation of Alex Burton, P.Geo.  Mr. Burton recommended the staking of this additional ground based on observed conditions as well as anomalous BC Geologic Survey geochemical samples located further to the northwest on Lean-to Mountain.

The Kshish property was discovered in 1966 and sat unnoticed until new logging roads were built into the area which exposed significant amounts of bed rock.  Exposures along these roads prompted a review of the 1960’s exploration work.  This exploration work, undertaken in 1967 and 1968 for Amax Exploration, included 675 geochemical samples.  The results of this work were summarized in a non National Instrument 43-101 compliant report titled, “Geological and Geochemical Report on the Mt. Vanarsdoll Property Nar Claims, Gambardella & Allan 1968 ARIS 1661”.  The report identified two zones of anomalous molybdenum values.

Based on this, Jet Gold is currently planning an exploration program to begin in the first half of 2008 which will include stream sediment sampling for the entire area as well as prospecting and Geologic mapping with a view to establishing diamond drill targets.

A preliminary assessment suggests that the early-stage Kshish Property has geological characteristics similar to the Shan Property, held by BCM Resources, which is located some 12 kilometres to the northeast.  Significantly, the Shan and Shan North showings straddle the contact between older Hazelton volcanic rocks and a newer intrusive body.  This is the same contact covered by the Kshish Property.

The information contained in this news release has been reviewed and approved by Alex Burton, P.Geo., P.Eng., a qualified person under the definitions established by National Instrument 43-101.

ITEM 6

RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7

OMITTED INFORMATION

Not applicable.

ITEM 8

EXECUTIVE OFFICER

Robert Card, President at (604) 687-7828

ITEM 9

DATE OF REPORT

December 3, 2007

JET GOLD CORP.

“Robert L. Card”

Robert L. Card

President